SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
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dspies@sidley.com
(312) 853-4167	FOUNDED 1866

November 5, 2008
VIA EDGAR AND OVERNIGHT MAIL
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold (the “Registrant”) — Registration Statement on Form S-1 (Registration No. 333-151632)
Dear Ms. Garnett:
     We thank you for your comment letter of July 11, 2008 relating to the Registrant’s Registration Statement on Form S-1 filed on June 12, 2008. We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 as filed via EDGAR. For your convenience, the comments in your July 11, 2008 letter are set forth verbatim below, together with responses thereto.
General
1.	Please provide us with a complete copy of any sales materials that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.
     Sales materials have not been completed at this time. Consistent with past practice, we will provide the Staff, supplementally and under separate cover, a mock-up of the proposed sales materials. We remind the Staff that Registrant’s units will be distributed by members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and, accordingly, Registrant’s sales materials are subject to the filing requirements of National Association of Securities Dealers, Inc. Conduct Rule 2210(c)(2)(b) and compliance review by FINRA’s Advertising Regulation Department. And, as a commodity pool operated by a member of the National Futures Association (“NFA”), Registrant’ sales materials are subject to the compliance rules of the NFA pertaining to communications with the public and promotional material, which, among other things, require balanced presentations and prohibit material misstatements or omissions of facts necessary to make the promotional material not misleading.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Karen J. Garnett
November 5, 2008

2.	Please revise your filing to include the disclosure required by Item 103 of Regulation S-K as applicable to the General Partner of the Fund.
     Superfund Capital Management, Inc. (the “General Partner”), the General Partner of the Registrant, has represented to us that there is no litigation falling within the purview of Item 103 of Regulation S-K to disclose. We are not accustomed to making or seeing negative representations in this regard.
Prospectus Cover Page
3.	Please provide the red-herring information required by Item 501(b)(10) of Regulation S-K or confirm to us that you will not use the prospectus prior to the effective date.
     We have provided the red-herring information.
4.	Please revise to clearly state that the actual price per unit in the initial offering will not be determined until after investors have submitted their subscriptions, thus investors will not know the actual price at the time they make their investment decision in the initial offering. Disclose on the cover page the price of gold as of the most recent date practicable. Also, provide a risk factor addressing the uncertainty with respect to the purchase price in the initial offering.
     The initial net asset value per unit of a commodity pool is an arbitrary amount assigned by the pool’s sponsor. While the most common denominations in our experience are $100 and $1,000 per unit and are thus capable of precise disclosure, with respect to commodity pools, there is no meaningful difference between a specific, yet arbitrarily assigned, initial net asset value per unit and that assigned pursuant to a disclosed formula which will produce a specific net asset value per unit upon the initial closing of the sale of units. In neither case is the net asset value per unit determined by a perceived value of the pool and the number of units being offered, nor will the net asset value per unit fluctuate in any secondary market following the initial closing of the sale of units based on demand for the units themselves. In response to the Staff’s comment, we have clarified that the initial net asset value per unit will be determined after the closing on investment subscriptions received during the initial offering period and that the initial aggregate net asset value of an investor’s units will equal the dollar amount of the investor’s subscription. We have not added a risk factor regarding the uncertainty of the purchase price in the initial offering because there is no uncertainty resulting in any risk to investors; the purchase price is the amount of an investor’s subscription. The fact that an investor will not know in advance precisely how many units he or she will receive cannot possibly be a material investment risk provided that the aggregate net asset value of those units equals his or her subscription amount, which will be the case as is now clearly stated. Given that the initial net asset value of a commodity pool unit is an arbitrary amount and that once a pool begins its

Ms. Karen J. Garnett
November 5, 2008

trading activities is determined by the results of such trading, not by secondary market trading in the units themselves, we are at a loss as to how to fashion as a risk factor a statement that an investor subscribing during the initial investment period will not know with precision the initial net asset value per unit of the units it will receive, for while that is certainly a fact, we fail to see that fact as a risk of an investment in Registrant when the aggregate net asset value of such units equals the subscription amount; however, if we have overlooked something in this regard, we would be grateful for the Staff’s guidance.
     Commodity pool initial offerings are generally conducted over the course of many weeks while the price of gold changes daily. A recent price for gold at the Registration Statement effective date may differ materially from that at the end of the initial offering period. We believe that including a recent price of gold on the cover of the prospectus will not provide useful information to investors as the proximity of such price to the actual price at the end of the initial offering period would be merely coincidental. And, should the price on the prospectus cover be significantly different from that at the end of the initial closing, which is a real possibility, could lead to confusion on the part of investors. Moreover, we note that the current price of gold is widely reported in the national press and available on numerous websites. The sole purpose of a specific price of gold in connection with Registrant’s offering is as an input into the formula for setting the initial net asset value per unit of Registrant’s units at the end of the initial offering period, which, as discussed above, is an arbitrary amount used to unitize the initial investors’ aggregate subscription amount (which is not a market price). Accordingly, we respectfully request the Staff to reconsider its request for the inclusion of a recent price for gold on the prospectus cover.
Breakeven Analysis, page 5
5.	Please explain footnote (1) further. For instance, if the General Partner can earn a performance fee during a break-even or losing year, why is it reasonable not to include a performance fee in the breakeven analysis?
     We have revised the footnote presentation to move the assumptions from beneath the notes to be in closer proximity to footnote (1). As stated, the breakeven analysis is an approximation only and assumes a constant net asset value of $5,000 and break-even months during the first year of an investor’s investment. The General Partner only earns a performance fee after breakeven costs are met. However, it is impossible to estimate the amount of that performance fee since it will be determined by Registrant’s performance. In a year in which every month is profitable, the General Partner could earn any amount of performance fee without that amount affecting the breakeven analysis and the performance fee amount in the break-even table would be, correctly, zero. However, because the performance fee is calculated and paid, if earned, monthly, it is possible for the general partner to earn a performance fee for positive performance which is then followed by negative performance, hence the disclosure in footnote

Ms. Karen J. Garnett
November 5, 2008

(1). Even with pools where the performance fee is calculated and paid, if earned, annually (and thus no footnote comparable to footnote (1) is provided or appropriate) it is possible for the pool to pay a performance fee while certain investors have suffered losses (i.e., those that invest after a performance fee has accrued and the pool suffers subsequent losses that do not cause the pool’s performance to retrace fully to the high watermark from which the performance fee began to accrue), which is generally described in a risk factor. Because the breakeven analysis is meant to be objective, we do not believe there is any other set of reasonable assumptions (than a constant net asset value and breakeven year) that would be meaningful, there being a theoretically infinite set of permutations of profit and loss throughout a year resulting in a theoretically infinite set of performance fee possibilities, the selection of any one of which would be entirely arbitrary and would only beg the question as to why the particular performance fee was chosen over any other possible performance fee. We note that the breakeven table is provided pursuant to Commodity Futures Trading Commission (“CFTC”) disclosure requirements and that the foregoing issue in relation to the breakeven analysis is well known to the NFA, which reviews commodity pool disclosure documents, prior to their use, for compliance with CFTC disclosure requirements. NFA has, for years, accepted disclosures substantively similar to those in Registrant’s prospectus without objection, as has the Staff with respect to other publicly offered commodity pools of which we are aware.
Subscription Procedure, page 7
6.	Please disclose when investors will be notified whether their subscriptions have been accepted or rejected. Please indicate whether there is a time limit on your ability to accept or reject a subscription. Finally, please disclose when subscription payments must be received for investors to be eligible to be part of the fund on the first day of the month.
     We have included the requested information in the referenced section of the Summary as well as in the Plan of Distribution.
The Risks You Face, page 9
7.	Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, nearly all of the subheadings merely state a fact with no reference to the associated risk.
     We have revised a substantial number of the risk factor subheadings to more fully describe the applicable risk. However, we note that in a number of cases the statements of fact are accurate, concise, descriptions of the risk of an investment in Registrant’s units or the risk being more fully described.

Ms. Karen J. Garnett
November 5, 2008

8.	Please add a risk factor regarding the continuing liability of limited partners for liabilities incurred after redemption notice but prior to the redemption date.
     We have expanded the “not a liquid investment” risk factor to incorporate the concept.
9.	Please add a risk factor discussing the risks posed to investors as a result of this being a “best efforts” offering with no minimum amount of offering proceeds required to initiate trading.
     The General Partner represents that it can effect its trading strategies at an account size of $1,000,000. The General Partner intends to contribute $1,000,000, as its general partner capital contribution, to the capital of each Series of the Fund at the end of the initial offering period, as set forth in the prospectus Summary under “The General Partner.” The General Partner will maintain such general partner capital contribution to a Series at least until the aggregate net asset value of the units of the Series issued to limited partners exceeds $2,000,000, and the prospectus has been revised accordingly. Therefore, we do not believe the requested risk factor is warranted.
The Fund is Subject to Conflicts of Interest, page 13
10.	Please revise this risk factor to highlight each of the conflicts of interest discussed beginning on page 21, including a discussion of the actual risk posed by such conflicts to an investor in the Fund.
          The Staff should be aware that a bit more than 10 years ago, in connection with this Firm’s participation in the Plain English Pilot Program, the Staff specifically requested us to remove the conflicts of interest risk factor from plain English commodity pool prospectuses as the Staff felt at the time that conflicts of interest were not properly classified as risk factors. And, in light of the plain English goal of avoiding repetitive disclosure and the fact that public pool prospectuses have an entire section devoted to conflicts of interest, we have thought conflicts of interest risk factors to be redundant. Nevertheless, beginning about 6 years ago, the Staff begin requesting a separate risk factor covering conflicts of interest but has agreed that the detailed discussion of conflicts is properly set forth in the Conflicts of Interest section. The conflicts of interest risk factor included in Registrant’s Registration Statement is substantially similar in detail to that in a number of public pool Registration Statements which we are aware have, in the past several years, received the benefit of full and comprehensive review by the Staff. However, in response to the Staff’s comment, we have separately identified, in a presentation format that has been acceptable to the Staff in the past, the principal conflicts of interest addressed in greater detail in the Conflicts of Interest section of the prospectus and are hopeful that this adequately addresses the Staff’s concerns.

Ms. Karen J. Garnett
November 5, 2008

Superfund Capital Management, Inc.
Trading Strategy, page 16
11.	Please provide a more detailed description of your strategy for establishing and maintaining a position in gold. Explain what you mean by a “dollar for dollar” gold position and how you will measure the gold position each month. Also, discuss how you will allocate offering proceeds between your position in gold and your position in other futures and currency forward markets.
     We have revised the first paragraph of the Summary section and the trading strategy discussion referenced in the above comment to explain more clearly that each Series’ “dollar for dollar” position in gold is a gold futures position the notional, or face, value of which is approximately equal to the net asset value of the Series at the commencement of trading and, thereafter, at the beginning of each month. We have also expanded the discussion in the Use of Proceeds section to include the anticipated margin requirements, as a percentage of net asset value of each Series, to maintain the Series “dollar for dollar” gold position, which we believe to be responsive to the Staff’s request for a discussion of allocation of proceeds. As mentioned in the Use of Proceeds section, all of the proceeds of the offering will be available to support Registrant’s trading and investment activities, including its dollar for dollar gold futures position. A discussion of the measurement of the gold position is subsumed within the general description of the Fund’s objective with respect to the gold position. That is, the gold position consists of futures contracts the notional value of which is approximately equal to the net asset value of the Fund at the beginning of Fund operations. The gold position is thereafter adjusted monthly so that the notional value of the gold position is approximately equal to the Fund’s net asset value at the beginning of each month. The “measure” is the Fund’s net asset value. We have made minor revisions to the discussion with respect to monthly adjustments to clarify that the notional value of the gold position will be approximately equal to the Fund’s net asset value at the beginning of each month.
12.	Please revise to disclose the expected leverage ratio for the Series A and the Series B portfolios. Also, provide a general discussion of the impact of leverage on each series.
     We have revised the discussion of the leverage employed by Series A and Series B within the context of futures trading, that is we have indicated the anticipated margin to equity ratio for each Series and each Series’ anticipated aggregate market exposure and have described the principal implication of up-leveraging Series B. The general impact on the Series of the leverage inherent in futures trading is briefly described in the Summary under “Major Risks of the Fund” and more fully in The Risks You Face under “The Fund will be Highly Leveraged; Leverage Magnifies Losses as well as Gains,” which we have expanded.

Ms. Karen J. Garnett
November 5, 2008

Past Performance of Superfund Capital Management, Inc., page 18
13.	We note your disclosure that the General Partner is the general partner and sole trading advisor to Quadriga Superfund, L.P. We also note your disclosure on page 21 that the General Partner acts as general partner to other commodity pools and that the principals of the General Partner are involved with affiliates of the General Partner that serve as trading advisors to other commodity pools. Please provide the prior performance information for all funds directed by the General Partner and all funds that utilize or have utilized the Superfund trading system.
          As well as the disclosure regime of Section 10, Registrant’s disclosures are subject to the detailed disclosure regime of Part 4 of the CFTC’s regulations (the “Part 4 Rules”). Pursuant to a conversation between James Biery of our offices and Mr. Byron Cooper of the Division’s Staff on or about July 12, 2008, we understand that, by the above comment, the Staff is seeking confirmation that the General Partner’s performance disclosures are fully compliant with the disclosure requirements of CFTC Rule 4.25(c) (as that Rule is specific with respect to the disclosure of past performance in commodity pool disclosure documents, such as Registrant’s Prospectus, for pools such as Registrant). We confirm that all performance required to be disclosed pursuant to CFTC Rule 4.25(c) is disclosed and that such disclosure complies with CFTC Rule 4.25(a) as to form.
14.	Please revise the tables on page 18 to explain what is represented by the percentage amounts for the years 2008 — 2003.
          The tables have been revised to clarify that the percentages refer to the compound annual rates of return. We thank the Staff for pointing out our omission.
The General Partner, page 21
15.	Please disclose the names of any commodity pools for which Superfund Capital Management, Inc. is the commodity pool operator and/or commodity pool trading advisor. Also, please disclose the name of the funds for which the principals of Superfund Capital Management, Inc., or companies they are involved with, act as trading advisors.
          As the CFTC rules are specific on the question of the disclosure of past performance in commodity pool disclosure documents such as Registrant’s Prospectus, inclusive of the names of the pools or programs the performance of which is being disclosed, the Staff has in numerous prior commodity pool filings found CFTC-required disclosures as to other operations of the pool operator and its principals, without more, to be acceptable. As stated above in our response to Staff comment number 13, all prior performance of the General Partner

Ms. Karen J. Garnett
November 5, 2008

and its principals required by the Part 4 Rules to be disclosed is disclosed as required, and the performance, and hence the names, of other funds operated and/or sponsored by the General Partner and/or its principals is properly omitted under the Part 4 Rules. Additionally, we note that no other fund than Quadriga Superfund, L.P., the name and performance of which is disclosed in the prospectus, sponsored by a member of the Superfund group of companies or any principal thereof is offered in the United States. As we have complied with the Part 4 Rules in this filing and as, we believe, a list of names of investment funds without any other context would not provide investors with any meaningful information, we respectfully request the Staff to reconsider its request.
16.	We note your disclosure in the last paragraph on page 21 that the General Partner and/or its principals may trade on their own account. Please explain the specific potential harm to an investor of such activities.
          We do not believe that there is any likely harm to an investor as a result of such activities (taken not in violation of a fiduciary duty, as stated), although we do believe that such activities pose a potential conflict of interest. The point is that while the Fund is trading a particular program, other trading activities of the General Partner and its principals may not be pursuant to that particular program but are not prohibited, even if they pose a potential or actual conflict of interest. The Part 4 Rules specifically require disclosure of actual or potential conflicts of interest and, specifically, whether or not the pool operator and/or its principals trade for their own accounts and whether or not the results of such trading will be made available to pool participants. In response to the Staff’s comment, we have expanded the referenced disclosure to indicate the potential harm to the Fund.
Superfund Asset Management, Inc.
17.	In addition to noting that Superfund Asset Management, Inc. is an affiliate of the General Partner, please specifically disclose that Superfund Asset Management, Inc. is owned 100% by the same person that has full ownership of the General Partner.
          This disclosure has been added. We note that the ownership structure is also disclosed in the organization chart included in the Summary.
The Clearing Brokers, page 22
18.	Please give specific examples of the conflicts discussed in this paragraph and their potential harm to an investor in the Fund.

We have revised the conflicts discussion as requested.

Ms. Karen J. Garnett
November 5, 2008

The Selling Agents, page 22
19.	Please explain the potential harm to an investor in the Fund stemming from the conflicts discussed in this paragraph.

We have revised the conflicts discussion as requested.
The Clearing Brokers; The Introducing Broker; Administration, page 26
20.	Please limit your disclosure of the various legal proceedings to material legal proceedings that are currently pending. We note that you have included numerous matters that have been resolved.
          CFTC Rule 4.24(l) requires disclosure of any material (as defined in that Rule) administrative, civil or criminal action, whether pending or concluded (within the past 5 years). When gathering litigation disclosure information, we request the information from the relevant futures commission merchant or broker and disclose all of the information that is reported to us, which is generally prepared by the futures commission merchant’s or broker’s compliance or legal department for use in commodity pool disclosure documents in light of CFTC Rule 4.24(l), and which, in the case of public companies, is generally the disclosure provided in their public filings. However, we have removed the litigation disclosures of MF Global and Bear Stearns as Registrant will not be using these service providers (or, in the case of Bear Stearns, its successor).
Redemptions, page 33
21.	Please clarify whether the conditions that would cause a delay in redemption payments are specified in the partnership agreement or whether the decision is within the sole discretion of the General Partner or some other person. If redemption payments are delayed, please disclose how you will determine which requests are paid and which ones are deferred until a later period. Also, please disclose whether the General Partner can deny a redemption request for any reason and disclose the reasons.
          The partnership agreement provides that redemptions may be delayed under circumstances where the fund has not received funds due from third parties, including, but not limited to, an inability to liquidate dealers’ positions as of a redemption date or default or delay in payments due a Series from clearing brokers, banks or other persons or entities. If redemptions are delayed, redeeming limited partners will receive their pro rata share of the aggregate redemption amount, as of the relevant redemption date, that is not subject to delay or default. The prospectus has been revised accordingly. As is generally the case in publicly offered commodity pools, there is no concept of preferential redemption and the General Partner

Ms. Karen J. Garnett
November 5, 2008

does not have discretion to delay or suspend redemptions, other then when the pool’s assets cannot be valued (due, for example, to the bankruptcy of a broker or dealer holding pool assets) or when required by law with respect to a specific limited partner, for example to comply with anti-money laundering law or regulation.
Item 16. Exhibits and Financial Statement Schedules, page II-1
22.	Please file all required exhibits as promptly as possible. If you are not in a position to file your tax opinion with the next amendment, please provide a draft copy for us to review.

We have included an executed tax opinion as exhibit 8.01 to the Registration Statement.
Exhibit 5.1
23.          Refer to clause (iv) of the paragraph stating counsel’s opinion. It appears that the assumption relates to factual information that can be confirmed by counsel before issuing the opinion. Please provide a revised opinion that omits this assumption or tell us why it is appropriate.
          This Firm cannot monitor the Registrant’s recordkeeping, and under Delaware law a partner in a partnership becomes a partner by being so recorded on the partnership’s books and records. We do not doubt that this will be done properly, but, as such recording is a matter of future fact, we can only address the issue in our opinion as an assumption. However, we have revised the language of clause (iv) of the referenced paragraph to be forward looking and in a manner that has been acceptable to the Staff in the past.
Very truly yours,
Daniel F. Spies

Ms. Karen J. Garnett
November 5, 2008

Enclosures

cc:	James B. Biery
Byron N. Cooper